Marc A. Recht T: +1 617 937 2316 mrecht@cooley.com	VIA EDGAR AND FEDEX

November 27, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

RE:	BluePhoenix Solutions Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 8, 2013
File No. 333-191314

Dear Mr. Shuman:

On behalf of BluePhoenix Solutions Ltd. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 21, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 referenced above (the “Registration Statement”).  We are also electronically transmitting for filing Amendment No. 2 to the Registration Statement (the “F-1 Amendment”).  We are also sending the Staff a hard copy of this letter and the F-1 Amendment, including a version of the F-1 Amendment that is marked to show changes to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter.  For the Staff’s convenience, we have incorporated your comments into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers in the F-1 Amendment.

 General

1. The transaction that you seek to register differs significantly from the transaction registered on the initial Form S-1 filed on September 23, 2013. Specifically, the prior filing concerned a distribution through an underwriter on a firm commitment basis. In contrast, you now propose to register the issuance by the company to one investor that is currently a shareholder. It appears that terms of the sale you now propose were negotiated between you and the investor independently of the registration process, prior to filing of the amended Form S-1. Provide your analysis supporting any belief that the proposed offer and sale you now propose may be registered consistent with the registration requirements of the Securities Act. Because the offer of the shares commenced outside the registration process it appears the sale should be completed outside the registration process, and that the distribution to be registered is the resale by your investor. For guidance, please refer to Section VIII.A.9 of the Current Issues and  Rulemaking Projects Outline (November 14, 2000) and Question 139.08 of our Securities Act Compliance and Disclosure Interpretations.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

U.S. Securities and Exchange Commission November 27, 2013 Page - 2

In response to the Staff’s comment, the Company has amended the securities purchase agreement with our existing shareholder in order to complete the proposed offer and sale as a private placement exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.  The private placement was completed on November 25, 2013. In connection with the amendment of such securities purchase agreement, we agreed to register such purchased shares for resale, as set forth in the F-1 Amendment.

Cover Page

2. Revise the cover page to disclose the name of the investor and the nature of the offering. Refer to Item 501(a)(8) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page of the F-1 Amendment to include the information required by 501(b)(8) of Regulation S-K.

Plan of Distribution, page 66

3. Please expand this section to disclose that for so long as the purchaser remains an affiliate, it must comply with the conditions for sales by an affiliate under Rule 144(b)(2) of the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the F-1 Amendment to, among other things, include the following disclosure:  “If at the time of, or at any time during the 90 days preceding, a sale, a selling shareholder is one of our affiliates, then such sales by such selling shareholder pursuant to Rule 144 must comply with the volume limitations, manner of sale, current public information and notice provisions of Rule 144.”

***

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

U.S. Securities and Exchange Commission November 27, 2013 Page - 3

Please contact me at (617) 937-2316 or Alan Hambelton of Cooley LLP at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Marc A. Recht
Marc A. Recht
Cooley LLP

cc:   Rick Rinaldo, BluePhoenix Solutions Ltd.
Shauna Balderson, BluePhoenix Solutions Ltd.
Alan Hambelton, Cooley LLP
Adina Shapiro, Herzog Fox & Neeman
Yael Bar-Shai, Herzog Fox & Neeman
Lior Shahar, BDO Ziv Haft

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM